Shanda Reports First Quarter 2011 Unaudited Results

- 1Q11 Net Revenues Increased 25% YoY to US$248.7 Million
- Non-GAAP Diluted Earnings per ADS were US$0.36

Shanghai, China—June 2, 2011—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

•	Consolidated net revenues increased 7% quarter-over-quarter and increased 25% year-over-year to RMB1,630.9 million (US$248.7 million).

•	Shanda Games’ revenues increased 9% quarter-over-quarter and increased 10% year-over-year to RMB1,252.6 million (US$191.0 million).

•	Shanda Online’s revenues increased 12% quarter-over-quarter and increased 19% year-over-year to RMB301.3 million (US$46.0 million).

•	Other revenues increased 3% quarter-over-quarter and increased 129% year-over-year to RMB406.6 million (US$62.0 million).

•	Non-GAAP operating income was RMB196.1 million (US$29.9 million), compared with RMB181.2 million in the fourth quarter of 2010 and RMB386.6 million in the first quarter of 2010.

•	Non-GAAP net income attributable to ordinary shareholders was RMB133.5 million (US$20.5million), compared with RMB174.4 million in the fourth quarter of 2010 and RMB264.7 million in the first quarter of 2010. Non-GAAP earnings per diluted ADS were RMB2.32 (US$0.36), compared with RMB3.02 in the fourth quarter of 2010 and RMB3.86 in the first quarter of 2010.

“We continue to step up our efforts to expand the breadth and depth of our content offerings while enhance our integrated service platform in the first quarter,” said Tianqiao Chen, Chairman, Chief Executive Officer and President of Shanda. “This will help reinforce our ability to aggregate and distribute interactive entertainment, catering to the demands of an increasingly diverse user base. We believe our strategic initiatives and investments together with our continuous focus on technological improvements provide us with the agility required to adapt to the rapidly changing industry landscape as we continue towards our goal of becoming a leading global interactive entertainment group.”

Conference Call and Webcast Notice

Shanda will host a conference call at 10:30 a.m. on June 2, 2011 Beijing/Hong Kong time (10:30 p.m. on June 1, 2011 Eastern Time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

First Quarter 2011 Financial Results

Net Revenues. Net revenues were RMB1,630.9 million (US$248.7 million), representing an increase of 7% from RMB1,530.1 million in the fourth quarter of 2010 and an increase of 25% from RMB1,299.6 million in the first quarter of 2010. The quarter-over-quarter increase was primarily driven by an increase in revenues from Shanda Games and Shanda Online.

Shanda Games’ revenues, including MMORPGs and advanced casual games, were RMB1,252.6 million (US$191.0 million), representing an increase of 9% from RMB1,152.5 million in the fourth quarter of 2010 and an increase of 10% from RMB1,143.2 million in the first quarter of 2010.

Shanda Online’s revenues were RMB301.3 million (US$46.0 million), representing an increase of 12% from RMB267.9 million in the fourth quarter of 2010 and an increase of 19% from RMB253.1 million in the first quarter of 2010.

Other revenues, including Ku6 (formerly named Hurray! Holding Co., Ltd.), Cloudary (formerly known as Shanda Literature Corporation), social network games, and other businesses were RMB406.6 million (US$62.0 million), representing an increase of 3% from RMB393.3 million in the fourth quarter of 2010 and an increase of 129% from RMB177.5 million in the first quarter of 2010.

Gross Profit. Consolidated gross profit was RMB950.0 million (US$144.9 million), representing an increase of 3% from RMB925.6 million in the fourth quarter of 2010 and an increase of 12% from RMB845.1 million in the first quarter of 2010. Gross margin was 58.3% in the first quarter of 2011, compared with 60.5% in the fourth quarter of 2010 and 65.0% in the first quarter of 2010.

Shanda Games gross profit was RMB761.2 million (US$116.0 million), representing an increase of 9% from RMB701.0 million in the fourth quarter of 2010 and an increase of 13% from RMB674.0 million in the first quarter of 2010. Shanda Games gross margin was 60.8% in the first quarter of 2011, compared with 60.8% in the fourth quarter of 2010 and 59.0% in the first quarter of 2010.

Shanda Online gross profit was RMB218.0 million (US$33.3 million), representing an increase of 8% from RMB201.6 million in the fourth quarter of 2010 and an increase of 7% from RMB203.4 million in the first quarter of 2010. Shanda Online gross margin was 72.3% in the first quarter of 2011, compared with 75.3% in the fourth quarter of 2010 and 80.4% in the first quarter of 2010.

Other businesses gross profit was RMB90.4 million (US$13.9 million), representing an increase of 2% from RMB88.4 million in the fourth quarter of 2010 and an increase of 351% from RMB20.0 million in the first quarter of 2010. Other businesses’ gross margin was 22.2% in the first quarter of 2011, compared with 22.5% in the fourth quarter of 2010 and 11.3% in the first quarter of 2010.

Operating Income. Operating income was RMB148.1 million (US$22.6 million), compared with RMB132.5 million in the fourth quarter of 2010 and RMB343.8 million in the first quarter of 2010. Operating margin was 9.1% in the first quarter of 2011, compared with 8.7% in the fourth quarter of 2010 and 26.5% in the first quarter of 2010.

Non-GAAP Operating Income. Non-GAAP operating income was RMB196.1 million (US$29.9 million), compared with RMB181.2 million in the fourth quarter of 2010 and RMB386.6 million in the first quarter of 2010. Non-GAAP operating margin was 12.0% in the first quarter of 2011, compared with 11.8% in the fourth quarter of 2010 and 29.7% in the first quarter of 2010.

Share-based compensation was RMB48.0 million (US$7.3 million) in the first quarter of 2011, compared with RMB48.7 million in the fourth quarter of 2010 and RMB42.8 million in the first quarter of 2010.
Income Tax Expense. Income tax expense was RMB94.7 million (US$14.4 million), compared with RMB118.7 million in the fourth quarter of 2010 and RMB123.7 million in the first quarter of 2010.

Net Income from Continuing Operations. Net income from continuing operations was RMB129.7 million (US$19.9 million), compared with RMB179.7 million in the fourth quarter of 2010 and RMB275.2 million in the first quarter of 2010.

Net Income from Discontinued Operations. Net income from discontinued operations reflects the operating results of Beijing Huayi Brothers Music Co., Ltd, which Hurray! (now known as Ku6 Media Co., Ltd.), sold to Huayi Brothers Media Corporation in May 2010.

There was no income or loss from discontinued operations in the first quarter of 2011 and fourth quarter of 2010. The net loss from discontinued operations in the first quarter of 2010 was RMB0.9 million.

Net Income Attributable to Ordinary Shareholders. Net income was RMB85.5 million (US$13.2 million), compared with RMB125.7 million in the fourth quarter of 2010 and RMB221.9 million in the first quarter of 2010. Earnings per diluted ADS in the first quarter of 2011 were RMB1.48 (US$0.22), compared with RMB2.18 in the fourth quarter of 2010 and RMB3.22 in the first quarter of 2010.

Non-GAAP Net Income Attributable to Ordinary Shareholders. Non-GAAP net income was RMB133.5 million (US$20.5 million), compared with RMB174.4 million in the fourth quarter of 2010 and RMB264.7 million in the first quarter of 2010. Non-GAAP earnings per diluted ADS in the first quarter of 2011 were RMB2.32 (US$0.36), compared with RMB3.02 in the fourth quarter of 2010 and RMB3.86 in the first quarter of 2010.

Share Repurchase Program. During the first quarter of 2011, Shanda repurchased an aggregate of 151,793 ADSs.

Recent Business Highlights

On April 1, 2011, Shanda announced that it agreed to invest US$100,000,000 in Ku6 Media Company, Ltd., a leader in online video portal operations in China, in the form of ordinary shares and senior convertible bonds. The transaction is subject to the approval of the shareholders of Ku6.

On April 7, 2011, Shanda announced the appointment of Mr. Tuoc Luong as Co-Chief Executive Officer of Shanda Online Holdings Limited, a wholly-owned subsidiary of Shanda, and the Head of Shanda Innovation Institute America. Mr. Luong has more than two decades of software engineering and product development management experience.

On May 26, 2011, Shanda announced that Shanghai Shengfutong Electronic Business Co., Ltd. (“ShengPay”), a wholly owned subsidiary of Shanda, was amongst China’s first non-financial institutions to receive a payment business license issued by the People’s Bank of China.

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.5564 to US$1.00 as published by the People’s Bank of China on March 31, 2011. The percentages stated in this press release are calculated based on the RMB amounts.

Note to the Financial Information
The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2010 is still in progress. Adjustments to these preliminary financial statements may be identified during the audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted operating income, adjusted net income and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the success of any acquisitions or investments by the Company or any subsidiaries, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, the success of our online literature platform, the success of our online video operations, the signing and development of successful artist for our music business, and the success of our wireless value added business, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games to be released in 2011, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that our contract writers do not deliver appealing literature products, the risk that our online video website fails to attract advertisers or content providers, the risk that we fail to sign popular music artists or fail to continue to successfully promote our existing artists, the risk that the laws and regulations in the PRC continue to prohibit or restrict offering of wireless valued added products, the risk that the Company fails to deliver continuous growth in 2011, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, except as required under applicable laws.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Cloudary, Ku6 Media, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to social network games, e-sports, literature, film, television, music, and video etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

Contact
Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-6058-8688 (Shanghai)
Email: IR@snda.com

Christensen Investor Relations
China:
Christian Arnell
Phone: +86-10-5826-4939
Email: carnell@christensenir.com

United States:
Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31, 2010	As of March 31, 2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,550.2	5,709.3	870.8
Restricted cash	5.4	4.5	0.7
Short-term investments	2,257.9	2,066.1	315.1
Marketable securities	16.9	18.3	2.8
Accounts receivable	260.3	318.9	48.6
Inventories	130.8	146.1	22.3
Due from related parties	0.0	0.1	0.0
Deferred licensing fees and related costs	48.3	57.7	8.8
Prepayments and other current assets	425.7	420.6	64.1
Deferre Deferred tax assets	115.6	132.4	20.2

Total current assets	8,811.1	8,874.0	1,353.4

Time deposit with maturity over one year	1,215.3	1,117.2	170.4
Investment in equity and cost method investees	237.5	242.3	37.0
Investment in securities	41.6	57.6	8.8
Property, equipment and software	715.4	737.6	112.5
Intangible assets	2,020.3	1,962.2	299.3
Goodwill	1,142.9	1,142.5	174.3
Long-term deposits	62.8	63.0	9.6
Long-term prepayments	390.4	395.5	60.3
Long-term assets	235.6	507.5	77.4
Non-current deferred tax assets	19.8	21.1	3.2

Total assets	14,892.7	15,120.5	2,306.2

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	415.5	425.1	64.8
Licensing fees payable	246.9	225.5	34.4
Taxes payable	211.0	224.1	34.2
Deferred revenue	729.5	806.4	123.0
Due to related parties	3.1	3.0	0.5
Short term loan	0.0	524.6	80.0
Other payables and accruals	826.9	851.1	129.8
Deferred tax liabilities	92.7	93.9	14.3
Convertible debt within one year	1,052.8	521.5	79.5

Total current liabilities	3,578.4	3,675.2	560.5

Non-current deferred tax liabilities	391.2	380.6	58.1
Non-current income tax liabilities	9.4	9.4	1.4
Long-term liabilities	49.4	74.6	11.4
Non-current deferred revenue	76.3	68.5	10.4

Total liabilities	4,104.7	4,208.3	641.8

Redeemable non-controlling interests	25.3	26.0	4.0
Equity
Ordinary shares	9.8	9.8	1.5
Additional paid-in capital	6,976.8	6,941.9	1,058.7
Statutory reserves	207.6	207.6	31.7
Accumulated other comprehensive loss	(191.1)	(205.0)	(31.2)
Retained earnings	1,704.7	1,767.8	269.6

Total Shanda shareholder’ equity	8,707.8	8,722.1	1,330.3
Non-controlling interests	2,054.9	2,164.1	330.1

Total equity	10,762.7	10,886.2	1,660.4

Total liabilities and shareholders’ equity	14,892.7	15,120.5	2,306.2

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	(in millions, except for share and per share data)
	For the three months period ended,
	March 31,	December 31,	March 31,
	2010(Adjusted) (1)	2010	2011	¡¡	¡¡
RMB		RMB	RMB		US$
Net revenues
Shanda Games	1,143.2	1,152.5	1,252.6		191.0
Shanda Online	253.1	267.9	301.3		46.0
Others	177.5	393.3	406.6		62.0
Elimination	(274.2)	(283.6)	(329.6)	¡¡	(50.3)

Total	1,299.6	1,530.1	1,630.9	¡¡	248.7

Cost of services
Shanda Games	(469.2)	(451.5)	(491.4)		(75.0)
Shanda Online	(49.7)	(66.3)	(83.3)		(12.7)
Others	(157.5)	(304.9)	(316.2)		(48.1)
Elimination	221.9	218.2	210.0	¡¡	32.0

Total	(454.5)	(604.5)	(680.9)	¡¡	(103.8)

	¡@	¡@	¡@		¡@
Gross profit	¡@	¡@	¡@		¡@
Shanda Games	674.0	701.0	761.2		116.0
Shanda Online	203.4	201.6	218.0		33.3
Others	20.0	88.4	90.4		13.9
Elimination	(52.3)	(65.4)	(119.6)	¡¡	(18.3)

Total overall gross profit margin	845.1	925.6	950.0	¡¡	144.9

		¡@	¡@		¡@
Operating expenses:		¡@	¡@		¡@
Product development	(131.7)	(221.8)	(246.8)		(37.6)
Sales and marketing	(141.7)	(246.3)	(221.6)		(33.8)
General and administrative	(227.9)	(325.0)	(333.5)	¡¡	(50.9)

Total operating expenses	(501.3)	(793.1)	(801.9)	¡¡	(122.3)

Income from operations	343.8	132.5	148.1		22.6
Interest (expenses)/income, net	2.8	19.5	35.2		5.4
Other income/(expenses), net	54.5	146.7	48.2	¡¡	7.4

Income before income tax expenses, equity in loss of affiliates	401.1	298.7	231.5		35.4
Income tax expense	(123.7)	(118.7)	(94.7)		(14.4)
Equity in loss of affiliates	(2.2)	(0.3)	(7.1)	¡¡	(1.1)

Net income from continuing operations	275.2	179.7	129.7	¡¡	19.9

Discontinued operations:
Net income(loss) from discontinued operations, net of tax	(0.9)	—	—		—
Gain from disposal of discontinued operations, net of tax	—	—	—	¡¡	—

Net income (loss) from discontinued operations, net of tax	(0.9)	—	—	¡¡	-

Net income	274.3	179.7	129.7	¡¡	19.9

Less: Net income attributable to non-controlling interests and redeemable preferred shares issued by a subsidiary	(52.4)	(54.0)	(44.2)	¡¡	(6.7)

Net income attributable to Shanda Interactive Entertainment Limited	221.9	125.7	85.5	¡¡	13.2

Earnings per share:
Basic	1.66	1.11	0.76		0.12
Diluted	1.61	1.09	0.74		0.11
Earnings per ADS:
Basic	3.44	2.22	1.52		0.24
Diluted	3.22	2.18	1.48		0.22
Weighted average ordinary shares outstanding:	¡@
Basic	133,445,884	113,152,579	112,555,090		112,555,090
Diluted	137,415,075	115,450,646	115,404,101		115,404,101
Weighted average ADS outstanding:
Basic	66,722,942	56,576,290	56,277,545		56,277,545
Diluted	68,707,538	57,725,323	57,702,051		57,702,051
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating income	386.6	181.2	196.1		29.9
Share-based compensation cost	(42.8)	(48.7)	(48.0)	¡¡	(7.3)

GAAP operating income	343.8	132.5	148.1	¡¡	22.6

Non-GAAP net income attributable to Shanda Interactive Entertainment Limited	264.7	174.4	133.5		20.5
Share-based compensation cost	(42.8)	(48.7)	(48.0)	¡¡	(7.3)

GAAP net income attributable to Shanda Interactive Entertainment Limited	221.9	125.7	85.5	¡¡	13.2

Non-GAAP diluted earnings per ADS	3.86	3.02	2.32		0.36
Share-based compensation cost per ADS	(0.64)	(0.84)	(0.84)	¡¡	(0.14)

GAAP diluted earnings per ADS	3.22	2.18	1.48	¡¡	0.22

(1) Reflects the results from transaction of disposal of Huayi Music in accordance with the disclosure requirement of the U.S. GAAP.